Exhibit 99.1

PROGEN SPINS-OUT MANUFACTURING BUSINESS

Brisbane, Australia. 2 July 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced the spin-out of its manufacturing business as the wholly owned subsidiary company, PharmaSynth Pty Ltd (PharmaSynth).

The launch of PharmaSynth will allow the new company to focus on the provision of contract pharmaceutical development services by leveraging the skills developed through PI-88 development and manufacture of material for phase 1 to phase 3 clinical trials. This combined with over 10 years of contract manufacturing experience provides a sound basis for the manufacture of both biopharmaceuticals and small molecule drugs.

PharmaSynth will be responsible for the completion of the process validation and tech transfer of PI-88 manufacture, which is expected to occur within the next 12 to 18 months. Additionally, PharmaSynth will seek to expand its process development and manufacturing services to the biotechnology industry.

Justus Homburg, Progen’s CEO, said, “The spin-out of the manufacturing operations is consistent with Progen’s core drug development focus. The manufacturing operations have served us very well to date but with the decision having been made to outsource the commercial supply of PI-88, the time is right to let the manufacturing business develop and grow in its own right under the leadership of former Progen Director of Manufacturing Operations, Leslie Tillack.”

“This is an exciting development for the Australian biotech community as PharmaSynth will be able to provide a viable alternative to overseas manufacture of early phase pharmaceuticals and veterinary drugs” said Leslie Tillack, PharmaSynth’s newly appointed CEO.

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

About PharmaSynth: PharmaSynth is a wholly owned subsidiary of Progen Pharmaceuticals. PharmaSynth manufactures biopharmaceutical and small molecule drugs for human and veterinary use. The company’s manufacturing facility is licensed by both the TGA and APVMA for cGMP manufacture. Website - www.pharmasynth.com.au

Progen Information:	PharmaSynth Information:	Contact details:
Linton Burns	Les Tillack	Progen Pharmaceuticals Limited
Company Secretary	CEO	ABN 82 010 975 612
Progen Pharmaceuticals Limited	PharmaSynth Pty Ltd	PO Box 2403 Toowong Qld 4066
T: +61 7 3842 3333	ABN 48 074 656 509	T: +61 7 3842 3333
E: lintonb@progen-pharma.com	T: +61 7 3273 9170	F: +61 7 3720 9624
	E: les.tillack@pharmasynth.com.au	W: www.progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.